         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 1996

                                                       REGISTRATION NO. 33-64595


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                          AMENDMENT NO. 1 TO FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                     THE PRODUCERS ENTERTAINMENT GROUP LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                                      95-4233050
   (STATE OR OTHER JURISDICTION OF                                      (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                                       IDENTIFICATION NO.)

                            9150 Wilshire Boulevard
                        Beverly Hills, California 90212
                                 (310) 285-0400
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                 AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

               Irwin Meyer, President and Chief Executive Officer
                              9150 Wilshire Blvd.
                        Beverly Hills, California 90212
                                 (310) 285-0400
  (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:

                               Melvin Katz, Esq.
                         Maloney, Gerra, Mehlman & Katz
                        405 Lexington Avenue, 36th Floor
                            New York, New York 10174
                                 (212) 973-6900

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                       1933, check the following box. [x]

                                 ------------

                       CALCULATION OF REGISTRATION FEE
================================================================================

                                                                 Proposed         Proposed
                                                                  Maximum         Maximum
  Title of Each Class of                        Amount to     Offering Price     Aggregate       Amount of
Securities to Be Registered                   Be Registered      Per Share    Offering Price  Registration Fee
---------------------------                   -------------      ---------    --------------  ----------------

Common Stock, $.001 par value                255,000 shares     $.34375(1)      $  87,656(1)     $   30.23

Common Stock, $.001 par value, issuable
upon exercise of options and warrants        650,000 shares     $.34375(1)      $ 223,437(1)     $   77.05

Total                                        905,000 shares     $.34375(1)      $ 311,093(1)   $107.28 (1)(2)

(1) These shares are to be sold by the selling stockholders at prices not presently determinable. The offering price is estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) using the $.34375 closing bid price of the Registrant's common stock on The NASDAQ Small Cap Market on February 23, 1996. The registration fee represents the minimum registration fee payable pursuant to Section 6(b) of the Securities Act of 1933.

(2)  $100 filing fee paid with prior filing.

================================================================================

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

      Subject to Completion, Preliminary Prospectus dated March ____, 1996

PROSPECTUS

                     THE PRODUCERS ENTERTAINMENT GROUP LTD.

                         905,000 Shares of Common Stock


THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS".

         This Prospectus relates to an aggregate of 905,000 shares (the "Shares") of Common Stock, $.001 par value per share (the "Common Stock"), of The Producers Entertainment Group Ltd. (the "Company") which may be offered from time to time by the Selling Stockholders named herein. Included within the 905,000 shares of Common Stock to which this Prospectus relates are (i) 125,000 currently outstanding Shares which are held by a Selling Stockholder,
(ii) 130,000 shares of Common Stock to be issued to another Selling Stockholder in connection with the proposed settlement of certain litigation among the Company, such Selling Stockholder and others, (iii) 100,000 shares of Common Stock issuable upon the exercise of a warrant to be granted to the same Selling Stockholder in connection with such proposed settlement, which warrant will have an exercise price per Share equal to the closing bid price of a share of Common Stock on the NASDAQ SmallCap Market on the date immediately prior to the date of grant of such warrant and (iv) an aggregate of 550,000 shares of Common Stock issuable upon the exercise of currently outstanding options having exercise prices per share of Common Stock ranging from $.50 to $.55. See "Recent Developments -- Litigation and Related Matters" and "Selling Stockholders."


         The Common Stock is quoted on the NASDAQ Small Cap Market under the symbol "TPEG" and is listed on the Boston Stock Exchange under the symbol "PCG." The closing bid price of the Common Stock on the NASDAQ SmallCap Market on February 23, 1996 was 11/32 ($.34375). Prospective purchasers of the Shares are urged to obtain a current price quotation.


         It is anticipated that the Selling Stockholders will offer the Shares (when and if issued in the case of Shares underlying options and warrants and Shares proposed to be issued as described above) for sale from time to time at the prices prevailing on the NASDAQ Small Cap Market or the Boston Stock Exchange on the date of sale. The Selling Stockholders also may sell the Shares privately, ether directly to purchasers or through a broker or brokers. The Company shall take such actions, including filing post-effective amendments to the Registration Statement of which this Prospectus is a part and/or preparing supplements to this Prospectus, as shall be required to enable the Selling Stockholders lawfully to sell the Shares during a period terminating on the second anniversary of the date hereof.

         All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. See "Plan of Distribution." The Selling Stockholders, and the brokers through whom sales of the Shares are made, if any, may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"). In addition, any profits realized by the Selling Stockholders or such brokers may be deemed to be underwriting compensation within the meaning of the Securities Act.

         The Company will receive none of the proceeds from the sale of the Shares offered hereby. The Company estimates that the expenses of this registration, all of which will be paid by the Company, will not exceed $10,000.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is March ____, 1996

         No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at the following Regional Offices of the
Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; Los Angeles Regional Office, 5757 Wilshire Boulevard, Suite 500, Los Angeles, California 90036; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act (together with all amendments, exhibits and documents incorporated therein by reference, the "Registration Statement") with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, of which this Prospectus is a part, or any amendments thereto, certain portions of which have been omitted pursuant to the Commission's rules and regulations. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. Any statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission (File No. 0-18410) are incorporated herein by reference:

         (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995;

         (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995;


         (iii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1995; and


         (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A and in the Company's Restated Certificate of Incorporation filed June 24, 1993 included with the Company's current Report on Form 8-K dated May 20, 1994.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents that have been incorporated by reference in this Prospectus or the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to the Corporate Secretary of The Producers Entertainment Group Ltd., 9150 Wilshire Boulevard, Suite 205, Beverly Hills, California 90212 (telephone number (310) 285-0400).


                                  RISK FACTORS

         The securities offered hereby are speculative in nature and involve a high degree of risk. Prior to making an investment decision with respect to securities of the Company, prospective investors should carefully consider, along with the other matters discussed in this Prospectus, the following risk factors:

         FACTORS CONCERNING THE COMPANY'S LIQUIDITY AND CAPITAL RESOURCES. The Company's cash commitments for the forthcoming 12 months include aggregate minimum base compensation of approximately $1,771,000 to officers and key independent contractors of the Company and minimum office rent of approximately $220,000 (aggregating approximately $1,991,000). The Company also incurs overhead and other costs such as salaries, related benefits, office expenses, professional fees and similar expenses. For the Company's fiscal year ended June 30, 1995, general and administrative expenses, which includes compensation and rent, aggregated approximately $4,697,000. For the six months ended December 31, 1995, general and administrative expenses, which includes compensation and rent, aggregated approximately $1,784,035. The Company also expends funds on the production and development of projects. Dividends on the Company's Series A 8-1/2% Convertible Preferred Stock (the "Series A Stock") aggregate $425,000 annually and, at the Company's option, may be paid in shares of Common Stock or in cash. At December 31, 1995, the Company had cash and cash equivalents of $188,282 and accounts receivable of $715,618 (aggregating $903,900). At December 31, 1995, the Company also had accounts payable and accrued expenses aggregating $310,759. The Company has no arrangements for external sources of liquidity such as bank lines of credit. If the Company continues to report losses and expends additional funds on development and production of projects in excess of its current resources and future cash receipts, the Company will be required to reduce its expenses to a level below its revenues, raise additional capital and/or borrow funds to sustain its operations for an additional 12 month period and any fiscal periods thereafter. If other external sources of funds are not available to the Company and future cash revenues are not sufficient to meet the Company's cash needs, the Company plans to reduce the compensation of its officers, office staff and other personnel and the number of development projects that it will fund. The Company has not made any specific plans or entered into any agreements to reduce the level of its expenditures in the event that such reductions become necessary. See "Potential Business Combination" under this caption.


         HISTORY OF OPERATING LOSSES. For the years ended June 30, 1993, 1994 and 1995, the Company reported revenues of $7,180,569, $10,782,850 and $5,290,745, respectively, and losses of $4,284,207, $5,489,523 and $3,593,252, respectively, including the impact of the Company's acquisition of DSL Productions Inc. and its affiliates (collectively, "DSL Productions") in May 1994 on a pooling of interests basis. For the six months ended December 31, 1995, the Company reported revenues of $1,674,894 and losses of $563,704. There can be no assurance that the Company will become profitable in future fiscal periods.


         POTENTIAL BUSINESS COMBINATION. In February 1996, the Company agreed in principal, pursuant to a non-binding letter of intent, to be acquired by Dove Audio, Inc. ("Dove"), a publicly-traded company engaged primarily in the business of producing and distributing books on tape and book publishing. Pursuant to the letter of intent, the Company would be acquired for a purchase price of $8 million payable in common stock of Dove. The Company and Dove are currently conducting their due diligence investigations and working to resolve various issues, including Dove's valuation of the Company, which may well result in a reduction of the purchase price initially offered by Dove pursuant to the above-noted letter of intent. In addition to resolving issues relating to Dove's valuation of the Company (and whether the resulting purchase price offered by Dove for the Company would be acceptable to the Company's management or its shareholders), the consummation of the acquisition of the Company by Dove is subject to the satisfaction of a number of conditions, including the completion of the parties' respective due diligence investigations, resolution of various accounting, tax and other structuring issues, negotiation and execution of a definitive acquisition agreement and other documentation, approval of the final terms of the transaction by the Board of Directors of the Company and Dove and, depending upon the form of the transaction, approval of the transaction by the Company's stockholders to the extent required. In light of these contingencies, no assurance can be given that the above-described acquisition of the Company by Dove will ultimately be consummated. Management of the Company is exploring alternative courses of action, including the raising of additional capital needed to operate the business, in the event the proposed transaction with Dove is not consummated. As of the date of this Prospectus, management of the Company is not able to determine whether any such alternative courses of action, including any additional financing at an acceptable cost to the Company, would be available to it in such event. See "Recent Developments -- Proposed Business Combination".


         TELEVISION AND FEATURE FILM INDUSTRY; INTENSE COMPETITION. The television industry is highly competitive and involves a substantial degree of risk. The Company competes with many other television and motion picture producers which are significantly larger and have financial resources which are far greater than those available to the Company now or in the foreseeable future. The television industry is also subject to technological developments, the effects of which management is unable to predict. The television industry is subject to governmental regulation by the Federal Communications Commission (the "FCC"). The networks are currently limited by the Financial Interest and Syndication Rules of the FCC in the amount of programming they may produce and the rights which they may retain in programs. These rules were recently relaxed in favor of the networks. The relaxation in the Financial Interest and Syndication Rules could adversely impact the Company as a result of potential increased competition from the networks. The Company also expects to derive revenues from the feature film industry. The feature film industry is also highly competitive and involves a substantial degree of risk. The Company competes with major film studios and other independent producers, most of which are significantly larger and have financial resources which are far greater than those available to the Company now or in the foreseeable future. The Company's success depends upon its ability to produce programming for television and theatrical release. There is no assurance that the Company will continue to acquire and develop products which can be made into successful made-for-television movies, television series or theatrical releases in light of the competition which the Company faces.

         RELIANCE ON KEY PERSONNEL. The Company is substantially dependent upon the services of certain of its key executives, the loss of whose services could have a material adverse affect on the Company and its operations.

         CONTROL BY INSIDERS. The Company has agreed to issue an aggregate of 3,500,000 shares of Common Stock to certain executive officers and directors of the Company or their affiliates which will, when issued, constitute approximately 25% of the Company's issued and outstanding Common Stock. See "Recent Developments--Stock Purchases" and "Recent Developments--Litigation and Related Matters" elsewhere in this Prospectus. By virtue of their ownership of such Common Stock, such executive officers and directors or their affiliates may, collectively, be deemed to control the Company through the exercise of sufficient voting power to effectively control (or, at least, exercise a significant influence upon) the election of the Company's Board of Directors, direct the appointment of the Company's officers and, in general, effectively determine the outcome of any corporate transaction or other matter submitted to the Company's stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and to prevent or cause a change in control of the Company.

         EFFECT OF OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE STOCK. For the respective terms of the outstanding options and warrants granted by the Company and the outstanding Series A Stock, the holders thereof are given an opportunity to profit from a rise in the market price of the Company's Common Stock. As of the date of this Prospectus, 11,247,444 shares of Common Stock (or an additional 117% of the outstanding Common Stock) are issuable upon the exercise or conversion of such securities at prices ranging from $.50 to $4.00 per share. In June 1995, the Company's Board of Directors (the "Board") adopted the Company's 1995 Stock Option Plan, subject to approval of such plan by the Company's stockholders, pursuant to which up to 3,000,000 shares of Common Stock may be issued to officers and employees of the Company upon the exercise of incentive stock options and nonqualified stock options. No options have been granted under such plan as of the date of this Prospectus. The terms on which the Company may obtain additional financing during the respective terms of these stock options, warrants and convertible stock may be adversely affected by their existence. The holders of such stock options, warrants and convertible stock may exercise or convert such securities, as the case may be, at a time when the Company might be able to obtain additional capital through a new offering of securities or other form of financing on terms more favorable than those provided by such stock options, warrants and convertible stock.

         POTENTIAL ANTI-TAKEOVER MEASURES. The Company is authorized to issue "blank check" preferred stock. The Board has the authority, without shareholder approval, to issue preferred stock in one or more series and to fix the relative rights and preferences thereof including their redemption, dividend and conversion rights. The ability of the Company to issue the authorized but unissued shares of preferred stock could be utilized to impede potential take-overs of the Company. In addition, the Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, that statute prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions potentially resulting in a financial benefit to stockholders. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock.

         DIVIDEND POLICY. Holders of the Company's Series A Stock are entitled to annual dividends of 8-1/2% (an aggregate of $425,000), payable quarterly in cash or, at the Company's option, shares of Common Stock. The Company has never paid cash dividends on its Common Stock and no cash dividends are expected to be paid on the Common Stock in the foreseeable future.

         RISKS OF LOW-PRICED STOCKS. The Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The foregoing penny stock restrictions will not apply to the Company's securities if such securities continue to be listed on the NASDAQ Small Cap Market, as to which there can be no assurance, and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. In any event, even if the Company's securities were exempt from such restrictions, it would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person engaged in unlawful conduct while participating in a distribution of penny stock from associating with a broker-dealer or participating in a distribution of penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were to be removed from listing on the NASDAQ Small Cap Market and/or the Boston Stock Exchange or otherwise become subject to the existing rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.


                                  THE COMPANY

         The Company, directly and through its subsidiaries, is engaged in the acquisition, development, production and distribution of dramatic, documentary, instructional and comedy made-for-television movies, series and miniseries and theatrical motion pictures. The Company also engages in personal management of the careers of performers, writers and directors.

         The Company has produced programming in various genre, including the following:

REALITY/DOCUMENTARY PROGRAMMING

         The Company's reality/documentary series include 22 episodes of Future Quest, hosted by Jeff Goldblum, which aired on the Public Broadcasting System ("PBS"); 13 episodes of Hollywood Stuntmakers I, hosted by James Coburn, produced for the Discovery Channel; 13 episodes of FX Masters, hosted by Christopher Reeve, produced for the Discovery Network's Learning Channel; 26 episodes of Superstars of Action, hosted by Robert Wagner, produced for the German broadcaster Beta-Taurus and licensed to the Learning Channel; 26 episodes of Hollywood Babylon which is currently in syndication; and 26 episodes of Forces Beyond, a contemporary "In Search Of" which is a co-production with the Learning Channel.

"HOW TO" INSTRUCTIONAL PROGRAMMING

         The Company has produced 65 episodes of Laurie Cooks Light & Easy, a cooking show starring cookbook author Laurie Burrows Grad, which aired on the Learning Channel; 60 episodes of Simply Style, a series about the world of fashion and style hosted by Leah Feldon, currently airing on the Learning Channel; and 10 episodes of Home Green Home, a series about home planting and gardening hosted by Keely Shaye Smith, licensed to PBS.

DRAMATIC PROGRAMMING

         The Company has produced the theatrical feature film What's Love Got To Do With It for Disney's Touchstone Pictures, for which each of its stars, Angela Bassett and Laurence Fishburne, was nominated for an Academy Award; and five made-for-television movies, including The Price She Paid (CBS), The Secret Passion of Robert Clayton (USA), When A Stranger Calls, Back (Showtime), Against The Wall (HBO), which won an Emmy Award for Best Director, and, most recently, Lily Dale (Showtime).


SITUATION COMEDY PROGRAMMING

         The Company has produced 48 episodes of the CBS comedy series Dave's World which airs on the CBS television network. Dave's World is currently rated in the top 20 network television series. The Company received a renewal for 22 new episodes of this series for the Fall 1995 television season. The Company also produces Can't Hurry Love for CBS and has received an initial order for 13 one-half hour episodes which began airing on CBS in September 1995.

         The Company's offices are located at 9150 Wilshire Boulevard, Suite 205, Beverly Hills, California 90212. Its telephone number is (310) 285-0400.


                              RECENT DEVELOPMENTS


POTENTIAL BUSINESS COMBINATION

         In February 1996, the Company agreed in principal, pursuant to a nonbinding letter of intent, to be acquired by Dove Audio, Inc. ("Dove"), a publicly-traded company engaged primarily in the business of producing and distributing books on tape and book publishing. Pursuant to the letter of intent, the Company would be acquired for a purchase price of $8 million payable in common stock of Dove. The Company and Dove are currently conducting their due diligence investigations and working to resolve various issues, including Dove's valuation of the Company, which may well result in a reduction of the purchase price initially offered by Dove pursuant to the above-noted letter of intent. Dove has also agreed in principle to acquire Four Point Entertainment, a privately-held producer of television pilots, series, miniseries talk shows and other programs for the network, cable and syndicated television markets, for a purchase price of $9 million in cash and common stock.


         In addition to resolving issues relating to Dove's valuation of the Company (and whether the resulting purchase price offered by Dove for the Company would be acceptable to the Company's management or its shareholders), the consummation of the acquisition of the Company by Dove is subject to the satisfaction of a number of conditions, including the completion of the parties' respective due diligence investigations, resolution of various accounting, tax and other structuring issues, negotiation and execution of a definitive acquisition agreement and other documentation, approval of the final terms of the transaction by the Board of Directors of the Company and Dove and, depending upon the form of the transaction, approval of the transaction by the Company's stockholders to the extent required. In light of the foregoing contingencies, no assurance can be given that the above-described acquisition of the Company by Dove will ultimately be consummated. Management of the Company is exploring alternative courses of action, including the raising of additional capital, in the event the proposed transaction with Dove is not consummated. As of the date of this Prospectus, management of the Company is not able to determine whether any such alternative courses of action, including any additional financing at an acceptable cost to the Company, would be available to it in such event. See "Risk Factors -- Proposed Business Combination".

MANAGEMENT

         In December 1995, the Company terminated the employment of Ronald Lightstone, the former Chairman of the Board of the Company, and he was removed as the Company's Chairman of the Board. As of the date of this Prospectus, Mr. Lightstone remains a member of the Company's Board of Directors. In connection with the termination of Mr. Lightstone's employment, the Company has instituted legal proceedings against Mr. Lightstone and Mr. Lightstone has filed a cross-complaint against the Company and Irwin Meyer, the Company's President and Chief Executive Officer. See "Stock Purchases" and "Litigation and Related Matters" under this caption.

         Charles J. Weber, a director of the Company, was elected as the Company's Chairman of the Board in December 1995, replacing Mr. Lightstone. In contemplation of the above-described proposed acquisition of the Company, Dove, the Company and Mr. Weber have agreed that Mr. Weber will commence to serve as Acting Chief Operating Officer of Dove on April 1, 1996. Dove will continue to pay Mr. Weber the same compensation for his services to Dove which he currently receives from the Company and it is anticipated that he will continue to serve in such capacity following the acquisition of the Company by Dove, if consummated.

STOCK PURCHASES

         In November 1995 and January 1996, the Company agreed to sell, subject to the vesting provisions described below, an aggregate of 3,500,000 shares of its Common Stock to certain executive officers and directors of the Company or their affiliates named below(1):


                                                                        Purchase Price ($)
                                            -----------------------------------------------------------



                       Number of Shares
 Name                  of Common Stock           Recourse           Non-Recourse            Total
 ----                  ---------------           --------           ------------            -----
 Mountaingate              2,000,000              250,000              750,000            1,000,000
 Productions, LLC(2)

Charles J. Weber(3)          100,000               12,500               37,500               50,000
                           1,400,000              192,500              577,500              770,000


 Totals                    3,500,000              455,000            1,365,000            1,820,000



(1) Does not include 1,500,000 shares of Common Stock sold by the Company to Ronald Lightstone, its former Chairman of the Board, in November 1995. Pursuant to the terms of the agreements under which such shares were sold to Mr. Lightstone, such shares were forfeited to the Company and canceled in December 1995 in connection with the termination of Mr. Lightstone's employment by the Company. The termination of Mr. Lightstone's employment and the cancellation of the shares sold to him in November 1995 are the subject of litigation between the Company and Mr. Lightstone. See "Management" and "Litigation and Related Matters" under this caption.

(2) Mountaingate Productions, LLC ("Mountaingate") is a California limited liability company wholly-owned by Alison Meyer and Patricia Meyer, the adult daughters of Irwin Meyer, President and Chief Executive Officer of the Company. All of such shares were sold to Mountaingate in November 1995 at a purchase price of $.50 per share. Mr. Meyer disclaims beneficial ownership of the shares of Common Stock owned by Mountaingate.


(3) In November 1995, the Company sold 100,000 shares of its Common Stock to Mr. Weber at a purchase price of $.50 per share. Upon his election as the Company's Chairman of the Board in January 1996, the Company agreed to sell an additional 1,400,000 shares of its Common Stock to Mr. Weber at a purchase price of $.55 per share.

         The purchase price for these shares of Common Stock was paid by the above-named purchasers by delivery of a promissory note (a "Note") by each such purchaser to the Company. Each Note bears interest at the rate of 7% per annum. Twenty five percent (25%) of the principal amount of each Note is with recourse to the purchaser and the remaining seventy five percent (75%) of such principal amount is without personal recourse against the purchaser. The entire amount of principal and accrued interest under each Note is secured by a pledge to the Company of the Common Stock purchased with such Note. Twelve and one-half percent (12.5%) of the principal amount of each Note, together with interest thereon is due and payable on April 1, 1997; twelve and one-half percent (12.5%) of the original principal amount of each Note, together with interest thereon, will be due and payable on October 1, 1998; and the balance of the principal of and interest on each Note will be due and payable on October 1, 2000.


          The shares of Common Stock acquired by Mountaingate and Mr. Weber are subject to forfeiture to the Company (with a corresponding reduction in the applicable Note) in the event the employment of Mr. Meyer or Mr. Weber, respectively, is terminated (other than termination as a result of such person's death or disability or termination by the Company without cause) prior to the applicable vesting date of such shares. The Common Stock purchased by Mountaingate and Mr. Weber will vest as follows: 50% (aggregating 1,750,000 shares) on April 1, 1996, 25% (aggregating 875,000 shares) on June 30, 1996, and 25% (aggregating 875,000 shares) on June 30, 1997. Notwithstanding such vesting schedule, the purchasers thereof are entitled to vote all of such shares immediately upon the issuance thereof.


LITIGATION AND RELATED MATTERS

         In December 1995, the Company's Board of Directors terminated the employment of Ronald Lightstone and removed him as the Company's Chairman of the Board. As of the date of this Prospectus, Mr. Lightstone remains a member of the Company's Board of Directors. On January 4, 1996, the Company instituted legal proceedings against Mr. Lightstone in Superior Court of the State of California, County of Los Angeles (the "California Superior Court"), seeking, among other relief, compensatory damages arising out alleged breaches by Mr. Lightstone of his fiduciary duties to the Company, rescission of the Stock Purchase Agreement and related documents executed in connection with Mr. Lightstone's purchase in November 1995 of 1,500,000 shares of the Company's Common Stock (and the cancellation of such shares), declaratory relief with respect to the Company's rights and duties and the terms of Mr. Lightstone's employment, and return of certain payments made by the Company to Mr. Lightstone during the terms of his employment.


         In January 1996, Mr. Lightstone filed a cross-complaint in the California Superior Court against the Company and Irwin Meyer, the Company's President and Chief Executive Officer, seeking an unspecified amount for damages in excess of $3,000,000 for breach of an alleged written employment agreement. Mr. Lightstone contends, among other matters, that the terms of his employment by the Company are governed by a written agreement between him and the Company and that, pursuant to such agreement, his employment was wrongfully terminated by the Company. The Company denies that a binding written employment agreement was entered into with Mr. Lightstone, alleging instead that the agreement to which Mr. Lightstone refers was never properly authorized and was expressly rejected by the Company's Board of Directors at a meeting of the Board. See "Management" and "Stock Purchases" under this caption.


         The Company and its affiliates have agreed to a settlement of all disputes and litigation with Drew S. Levin, Joseph Cayre (one of the Selling Stockholders), DSL Entertainment Group, Ltd. ("DSL") and Simply Style Productions, Inc. (collectively, the DSL Parties). Pursuant to the terms of the settlement, DSL has agreed to pay the Company an aggregate of $258,000 (subject to increase to $308,000 in the event certain payments are not timely
made to the Company), including $130,000 due to DSL from a third party.   Final
payment of all such amounts is due not later than June 30, 1996 (subject to extension to August 1996 in the event DSL files a registration statement with respect to an initial public offering of its shares prior to June 30, 1996). TPEG's right to payment of these amounts is secured by a pledge of shares of DSL representing a 14.9% interest in DSL. TPEG will retain an additional 5% interest in DSL, which percentage interest shall be protected against dilution in the event of an initial public offering of DSL's shares. Pursuant to the settlement, TPEG has also agreed to cause the cancellation of a $383,000 promissory note of Drew S. Levin currently held by DSL Productions, Inc. (a subsidiary of the Company). Joseph Cayre will retain ownership of 125,000 shares of the Company's Common Stock which Mr. Cayre received in connection with the acquisition of DSL Productions, Inc. by the Company in May 1994.
Mr. Cayre's Shares are being registered pursuant to the registration statement of which this Prospectus is a part.

         The Company has also agreed in principle to settle the lawsuit entitledDSL Entertainment, Joint Venture, a California Joint Venture v. DSL Productions, Inc. In connection with such settlement, the Company has agreed to pay to DSL Entertainment, Joint Venture, a California Joint Venture ("DSLJV") $50,000 in equal monthly installments of $5,000, to issue to DSLJV 130,000 shares of its Common Stock (the "Kagan Shares"), and to grant to DSLJV warrants (having a term of two years) to purchase an additional 100,000 shares of its Common Stock (the "Warrants") for an exercise price equal to the market price of the Company's Common Stock on the day immediately preceding the date of issuance of such Warrants. The Kagan Shares and the shares of the Company's Common Stock underlying the Warrants are being registered pursuant to the registration statement of which this Prospectus is a part. See "Selling Stockholders". The settlement of this action is subject to execution by the parties of a definitive settlement agreement and related documentation.



         In February 1996 the Company and Harvey Bibicoff, on behalf of himself and Bibicoff & Associates, agreed to settle certain disputes which had arisen under certain agreements pursuant to which the Company had granted options or other rights to acquire Common Stock to Mr. Bibicoff or Bibicoff & Associates (the "Bibicoff Option Agreements"). In connection with such settlement, (A) the Company agreed to grant to Mr. Bibicoff immediately exercisable options having a term of three years from the date of grant to purchase up to 400,000 shares of Common Stock at an exercise price of $.50 per share, and (B) Mr. Bibicoff agreed, on behalf of himself and Bibicoff & Associates (i) to waive any breaches by the Company under any of the Bibicoff Option Agreements prior to the date of such settlement and (ii) to terminate and cancel the Bibicoff Option Agreements and all options and other rights granted thereunder to either of Harvey Bibicoff or Bibicoff & Associates. Immediately prior to such settlement, Mr. Bibicoff and Bibicoff & Associates collectively held options to purchase an aggregate of 846,667 shares of Common Stock at exercise prices ranging from $1.50 to $3.25 and having expiration dates between June 1996 and February 1998. See "Selling Stockholders."


                              SELLING STOCKHOLDERS

         The Shares which are the subject of this Prospectus are owned by certain stockholders of the Company or are issuable upon the execution of certain options and warrants to purchase shares of the Company's Common Stock or in connection with a proposed settlement of certain litigation between the Company and a Selling Stockholder, as follows:



         Selling Stockholder                                 Number of Shares
         -------------------                                 ----------------
         Joseph Cayre (1)                                        125,000
         DSL Entertainment, Joint Venture,
             a California Joint Venture (2)                      230,000
         Michael Levy (3)                                         55,000
         Arthur Bernstein (4)                                    100,000
         Harvey Bibicoff (5)                                     400,000


_______________________________

(1) See "Recent Developments -- Litigation and Related Matters". Mr. Cayre has not held any position or office with the Company or any of its predecessors or affiliates within the past three years.


(2) The Company has agreed in principle to issue to DSLJV 130,000 of such shares and to grant DSLJV a warrant to purchase an additional 100,000 of such shares in connection with a proposed settlement of certain litigation among the Company, DSLJV and others, which settlement is subject, among other matters, to completion and execution of a definitive settlement agreement among such parties. See "Recent Developments -- Litigation and Related Matters".


(3) All such shares are issuable to Mr. Levy upon the exercise of options granted to him in January 1996, which options have a term of three years from the date of grant and are currently exercisable at a price
         of $.55 per share.   Mr. Levy is a director of the Company.

(4) All such shares are issuable to Mr. Bernstein upon the exercise of options granted to him in June 1995, which options have a term of five years from the date of grant and are exercisable at a price of $.50
         per share.   Fifty percent (50%) of such options are currently
         exercisable, twenty five percent (25%) vest and become exercisable in June 1996 and twenty five percent (25%) vest and become exercisable in June 1997. Mr. Bernstein is a Senior Vice President and a director of the Company.


(5) All such shares are issuable to Mr. Bibicoff upon the exercise of options granted to him in February 1996 in connection with a settlement of certain disputes between the Company and Mr. Bibicoff. See "Recent Developments -- Litigation and Related Matters."


                              PLAN OF DISTRIBUTION

         It is anticipated that the Selling Stockholders will offer the Shares (when and if issued in the case of Shares underlying options and warrants and Shares proposed to be issued as described above) for sale from time to time at the prices prevailing on the NASDAQ Stock Market or the Boston Stock Exchange on the date of sale. The Selling Stockholders also may sell the Shares privately, either directly to purchasers or through a broker or brokers. The Company shall take such actions, including the filing of such post-effective amendments to the Registration Statement of which this Prospectus is a part and/or preparing supplements to this Prospectus, as shall be required to enable the Selling Stockholders lawfully to sell the Shares for a period of two years from the date hereof [or such lesser period as shall be required to complete the distribution of the Shares as described herein.]


         All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. All costs, expenses and fees incurred in connection with the registration of the Shares, including but not limited to all registration and filing fees, printing expenses and fees of the Company's counsel and accountants are being borne by the Company.

         The Selling Stockholders, and the brokers through whom sales of the Shares are made, may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended. In addition, any profits realized by the Selling Stockholders or such brokers may be deemed to be underwriting commissions.

         The Company has informed the Selling Stockholders that the anti-manipulative Rules 10b-6 and 10b-7 promulgated under the Exchange Act may apply to his sales of Shares and has furnished the Selling Stockholders with a copy of these rules and has informed the Selling Stockholders of the need for delivery of a copy of this Prospectus.

         There is no assurance that the Selling Stockholders will offer for sale or sell any or all of the Shares offered by any of them pursuant to this Prospectus. In the event Shares are sold by the Selling Stockholders, the Company will receive none of the proceeds from any such sale.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification agreements with any of such persons and to purchase insurance on behalf of any person whom it is required or permitted to indemnify.

         In addition, the Company's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. Such provision does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or federal environmental laws.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

         The legality of the securities offered hereby will be passed upon for the Company by Dempsey & Johnson P.C., Los Angeles, California.


                                    EXPERTS

         The consolidated balance sheets at June 30, 1994 and 1995 of the Company and the consolidated statements of operations, cash flows and stockholders' equity for the years ended June 30, 1994 and 1995 included in the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1995 and incorporated by reference in this Prospectus and the Registration Statement, have been included herein in reliance on the report of Kellogg & Andelson, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered:


                 SEC registration fee . . . . . . . . . . .   $  107.28
                 Legal fees and expenses  . . . . . . . . .   $6,000
                 Printing and filing expenses . . . . . .     $2,000
                 Miscellaneous  . . . . . . . . . . . . . .   $1,000
                 Total  . . . . . . . . . . . . . . . . . .   $9,107.28


ITEM 15.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         A corporation also may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such an action by or in behalf of a corporation, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         In addition, the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         The Company's Certificate of Incorporation provides that the Company shall indemnify, in the manner and to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Company and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise. The Company's Certificate of Incorporation also provides that the indemnification provided thereunder shall not be deemed exclusive of any other rights to which any person seeking indemnification from the Company may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

ITEM 16.         EXHIBITS


         5.1     Opinion of Dempsey & Johnson, P.C.
         10.1    Letter Agreement with respect to settlement of litigation involving, among others, the Company, DSL Entertainment Group, Ltd.,
                 Drew S. Levin and Joseph Cayre.
         10.2    Stock Purchase Agreement and Promissory Note dated as of November
                 14, 1995 between the  Company and Mountaingate (incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form
                 10-Q for its fiscal quarter ended December 31, 1995).
         10.3    Stock Purchase Agreement and Promissory Note dated as of November
                 14, 1995 between the  Company and Charles Weber (incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on
                 Form 10-Q for its fiscal quarter ended December 31, 1995).
         10.4    Stock Purchase Agreement and Promissory Note dated as of January
                 25, 1996 between the  Company and Charles Weber.
         10.5    Stock Option Agreement dated as of February 15, 1996 between the
                 Company and Harvey Bibicoff.
         23.1    Consent of Dempsey & Johnson, P.C. (included in Exhibit 5.1)
         23.2*   Consent of Kellogg & Andelson
         24.1*   Powers of Attorney (see page II-3 of this Registration Statement)


__________________________

*        Previously filed


ITEM 17.         UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly Hills, State of California, on March 7, 1996.

                                        THE PRODUCERS ENTERTAINMENT GROUP LTD.



                                        By:  /s/ Irwin Meyer
                                          -------------------------------------
                                                 Irwin Meyer
                                                 President and Chief Executive
                                                 Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on the 7th day of March, 1996 by the following persons in the capacities indicated.



           Signature                                 Title
           ---------                                 -----
        /s/ Irwin Meyer                    President, Chief Executive
-------------------------------           Officer (Principal Executive
            Irwin Meyer                     Officer) and Director




     /s/ Charles J. Weber*                   Chairman of the Board
------------------------------             (Principal Financial and
        Charles J. Weber                    Accounting Officer) and
                                                   Director



     /s/ Arthur Bernstein*                  Senior Vice President
-----------------------------                    and Director
        Arthur Bernstein



       /s/ Michael Levy*
------------------------------                     Director
          Michael Levy


     /s/ Ronald Lightstone*
------------------------------                     Director
       Ronald Lightstone




__________________


*        By: /s/ Irwin Meyer
             ---------------------------------
                Irwin Meyer
                Attorney-in-fact


                                 EXHIBIT INDEX



                          Document                                                          Page
                          --------                                                          ----
         5.1     Opinion of Dempsey & Johnson, P.C.

         10.1    Letter Agreement with respect to settlement of litigation involving, among others, the Company, DSL Entertainment Group, Ltd., Drew S.
                 Levin and Joseph Cayre.

         10.2    Stock Purchase Agreement and Promissory Note dated as of November
                 14, 1995 between the Company and Mountaingate (incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 1995).

         10.3    Stock Purchase Agreement and Promissory Note dated as of November
                 14, 1995 between the Company and Charles Weber (incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 1995).

         10.4    Stock Purchase Agreement and Promissory Note dated as of January
                 25, 1996 between the Company and Charles Weber.

         10.5 Stock Option Agreement dated as of February 15, 1996 between the Company and Harvey Bibicoff.

         23.1    Consent of Dempsey & Johnson, P.C. (included in Exhibit 5.1)

         23.2*   Consent of Kellogg & Andelson

         24.1*   Powers of Attorney


__________________________

*  Previously filed